

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

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SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

| SEC FILE NUMBER |
| --- |
| 8- 53747 |

14040196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empiric Distributors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

500 N Capital of Texas Hwy, Building 8, Suite 150

(No. and Street)

| Austin | Texas | 78746 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A Coffelt                                   (512) 328-9321

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller& Baker, LLP

(Name – *if individual, state last, first, middle name*)

| 1818 Market Street, Suite 2400 | Philadelphia | PA | 19103 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, <u>Mark A Coffelt</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Empiric Distributors, Inc.</u>, as of <u>December 31</u>, 20 <u>13</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

**President**

<u>Title</u>

<u>Notary Public</u>

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Auditors' Report on Internal Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EMPIRIC DISTRIBUTORS, INC.

## *ANNUAL AUDITED REPORT*
## *FORM X-17A-5*

## DECEMBER 31, 2013



# INDEPENDENT AUDITOR'S REPORT

**To the Shareholders**
**Empiric Distributors, Inc.**
**Austin, Texas**

*Report on the Financial Statements*
We have audited the accompanying financial statements of Empiric Distributors, Inc. (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

*Auditor's Responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empiric Distributors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**To the Shareholders**
**Empiric Distributors, Inc.**

*Report on Supplementary Information*
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 3, 4, 6 and 7 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 3, 4, 6 and 7 is fairly stated in all material respects in relation to the financial statements as a whole.

*Tait Weller & Baker LLP*

**Philadelphia, Pennsylvania**
**February 28, 2014**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   Empiric Distributors, Inc.

**N 3** | | | | | | **100**

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
### CERTAIN OTHER BROKERS OR DEALERS

| | |
|---|---|
| as of (MM/DD/YY) | 12/31/13 | **99** |
| SEC FILE NO. | 8-83747 | **98** |
| Consolidated ☐ | **198** |
| Unconsolidated ☑ | **199** |

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash .................................................................. $ | 5,463 | **200** | | | $ 5,463 | **750** |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account .................................... | 185 | **295** | | | | |
| B. Other ......................................................... | | **300** | $ | **550** | 185 | **810** |
| 3. Receivable from non-customers .............................. | | **355** | | **600** | | **830** |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities ............................................. | 173,726 | **418** | | | | |
| B. Debt securities ...................................................... | | **419** | | | | |
| C. Options .................................................................. | | **420** | | | | |
| D. Other securities .................................................... | | **424** | | | | |
| E. Spot commodities ................................................. | | **430** | | | 173,726 | **850** |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ | | **130** | | | | |
| B. At estimated fair value ..................................... | | **440** | | **610** | | **860** |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | | | | | |
| A. Exempted securities $ | | **150** | | | | |
| B. Other securities $ | | **160** | | | | |
| | | **460** | | **630** | | **880** |
| 7. Secured demand notes: ........................................... | | **470** | | **640** | | **890** |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ | | **170** | | | | |
| B. Other securities $ | | **180** | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ | | **190** | | | | |
| B. Owned, at cost ..................................................... | | | | **650** | | |
| C. Contributed for use of the company, at market value ......................................................... | | | | **660** | | **900** |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships ....................... | | **480** | | **670** | | **910** |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization ............................................................... | | **490** | | **680** | | **920** |
| 11. Other assets ................................................................ | | **535** | | **735** | | **930** |
| 12. TOTAL ASSETS ..................................................... $ | 179,374 | **540** | $ | **740** | $ 179,374 | **940** |

OMIT PENNIES

See Notes to Financial Statements        Page 1

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   Empiric Distributors, Inc.                                           as of _____ 12/31/13

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ _____ [1045] | $ _____ [1255] ▾13 $ | _____ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | _____ [1114] | _____ [1315] | _____ [1560] |
| B. Other | ▾10 _____ [1115] | _____ [1305] | _____ [1540] |
| 15. Payable to non-customers | _____ [1155] | _____ [1355] | _____ [1610] |
| 16. Securities sold not yet purchased, at market value | | _____ [1360] | _____ [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 33,484 [1205] | _____ [1385] | 33,484 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | _____ [1210] | | _____ [1690] |
| B. Secured | _____ [1211] ▾12 | _____ [1390] ▾14 | _____ [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | _____ [1400] | _____ [1710] |
| 1. from outsiders ▾9 $ _____ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ _____ [980] | | | |
| B. Securities borrowings, at market value | | _____ [1410] | _____ [1720] |
| from outsiders $ _____ [990] | | | |
| C. Pursuant to secured demand note collateral agreements | | _____ [1420] | _____ [1730] |
| 1. from outsiders $ _____ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ _____ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | _____ [1430] | _____ [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | _____ [1220] | _____ [1440] | _____ [1750] |
| 20. TOTAL LIABILITIES | $ 33,484 [1230] | $ _____ [1450] | $ 33,484 [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | ▾15 $ | _____ [1770] |
| 22. Partnership (limited partners) | ▾11 ($ _____ [1020] ) | _____ [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | _____ [1791] |
| B. Common stock | | 10,000 [1792] |
| C. Additional paid-in capital | | 69,529 [1793] |
| D. Retained earnings | | 66,361 [1794] |
| E. Total | | 145,890 [1795] |
| F. Less capital stock in treasury | ▾16 ( | _____ [1796] |
| 24. TOTAL OWNERSHIP EQUITY | $ | 145,890 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ | 179,374 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER  Empiric Distributors, Inc.

as of _____ 12/31/13

### COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---:|---|
| 1. | Total ownership equity from Statement of Financial Condition | $ 145,890 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | [19] ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | 145,890 | 3500 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | $ 145,890 | 3530 |
| 6. | Deductions and/or charges: | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17] $ | 3540 | |
| | B. Secured demand note delinquency | 3590 | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | 3600 | |
| | D. Other deductions and/or charges | 3610 | ( ) 3620 |
| 7. | Other additions and/or allowable credits (List) | | 3630 |
| 8. | Net capital before haircuts on securities positions [20] $ | | 145,890 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities commitments $ | 3660 | |
| | B. Subordinated securities borrowings | 3670 | |
| | C. Trading and investment securities: | | |
| | 1. Exempted securities [18] | 21,972 3735 | |
| | 2. Debt securities | 3733 | |
| | 3. Options | 3730 | |
| | 4. Other securities | 3734 | |
| | D. Undue Concentration | 3650 | |
| | E. Other (List) | 3736 | ( 21,972 ) 3740 |
| 10. | Net Capital | $ 123,918 | 3750 |

[30]

OMIT PENNIES

```
Reconciliation of Net Capital
        Net Capital per Unaudited Focus Report     $119,126
        Haircuts on securities                         (845)
        Decrease in accrued expenses                  5,637
Net Capital per Audited Focus Report               $123,918
```

See Notes to Financial Statements     Page 3

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Empiric Distributors, Inc. | as of | 12/31/13 |
|---|---|---|---|

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 2,233 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 118,918 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ..22 | $ | 117,918 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 33,484 | 3790 |
| 17. Add: | | | | | |
|   A.  Drafts for immediate credit ..21 | $ | 3800 | | | |
|   B.  Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
|   C.  Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | $ | 33,484 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % | 27.02% | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 0.00% | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ..23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
|   A.  5% of combined aggregate debit items or $120,000 | $ | | 3920 |

### NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1.  Minimum dollar net capital requirement , or
  2.  6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER  Empiric Distributors, Inc.

For the period (MMDDYY) from₂₄  010113 | 3932 | to  123113 | 3933 |
Number of months included in this statement  12 | 3931 |

## STATEMENT OF INCOME (LOSS)

### REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ................................... $ 455,726 | 3935 |
   b. Commissions on listed option transactions ..................................... ₂₅ | 3938 |
   c. All other securities commissions .................................. | 3939 |
   d. Total securities commissions ................................... 455,726 | 3940 |
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ................................. | 3945 |
   b. From all other trading ................................. | 3949 |
   c. Total gain (loss) .................................. | 3950 |
3. Gains or losses on firm securities investment accounts ................................... 52,262 | 3952 |
4. Profit (loss) from underwriting and selling groups ................................... ₂₆ | 3955 |
5. Revenue from sale of investment company shares .................................. | 3970 |
6. Commodities revenue .................................. | 3990 |
7. Fees for account supervision, investment advisory and administrative services ................................... | 3975 |
8. Other revenue .................................. | 3995 |
9. Total revenue .................................. $ 507,988 | 4030 |

### EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ................................... | 4120 |
11. Other employee compensation and benefits ................................... | 4115 |
12. Commissions paid to other broker-dealers ................................... 2,838 | 4140 |
13. Interest expense ...................................  | 4075 |
    a. Includes interest on accounts subject to subordination agreements ..................................... | 4070 |
14. Regulatory fees and expenses ................................... 3,810 | 4195 |
15. Other expenses ................................... 69,331 | 4100 |
16. Total expenses ................................... $ 75,979 | 4200 |

### NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ................................... $ 432,009 | 4210 |
18. Provision for Federal income taxes (for parent only) ................................... ₂₈ | 4220 |
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ................................... | 4222 |
    a. After Federal income taxes of ................................... | 4338 |
20. Extraordinary gains (losses) ................................... | 4224 |
    a. After Federal income taxes of ................................... | 4239 |
21. Cumulative effect of changes in accounting principles ................................... | 4225 |
22. Net income (loss) after Federal income taxes and extraordinary items ................................... $ 432,009 | 4230 |

### MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ................................... $ | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER  Empiric Distributors, Inc.

For the period (MMDDYY) from _____ 010113 to _____ 123113

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 116,280 | 4240 |
| A. Net income (loss) | | | 432,009 | 4250 |
| B. Additions (Includes non-conforming capital of | ▼29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | 402,399 | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 145,890 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | ▼30 $ | | 4300 |
| A. Increases | | | 4310 |
| B. Decreases | | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | | 4330 |

OMIT PENNIES

See Notes to Financial Statements     Page 6

| BROKER OR DEALER | Empiric Distributors, Inc. | as of | 12/31/13 |

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ................................................................................................ | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................................................ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ▾30  Pershing LLC- 17574 | 4335 |   *  | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ................................................................ | 4580 |

### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| ▾31 [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| ▾32 [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| ▾33 [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| ▾34 [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| ▾35 [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

Total $ ▾36 | 4699 |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**     **DESCRIPTIONS**
1.     Equity Capital
2.     Subordinated Liabilities
3.     Accruals

See Notes to Financial Statements     Page 7

# EMPIRIC DISTRIBUTORS, INC.

*STATEMENT OF CASH FLOWS*

**Year ended December 31, 2013**

## INCREASE (DECREASE) IN CASH

### *Cash flows from operating activities*

| | |
|---|---:|
| Commissions received and other revenue | $ 471,980 |
| Clearing expenses, filing fees and operating expenses paid | (64,358) |
| **Net cash provided by operating activities** | 407,622 |

### *Cash flows from financing activities*

| | |
|---|---:|
| Dividends paid | (402,399) |
| **Net cash used for financing purposes** | (402,399) |
| **Net increase in cash** | 5,223 |

### *Cash*

| | |
|---|---:|
| Beginning of year | 240 |
| **End of year** | $ 5,463 |

## RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | |
|---|---:|
| Net income | $432,009 |
| Gain on investments | (52,262) |
| Decrease in accounts receivable | 16,254 |
| Increase in accounts payable and accrued expenses | 11,621 |
| **Net cash provided by operating activities** | $ 407,622 |

See notes to financial statements.

# EMPIRIC DISTRIBUTORS, INC.

*NOTES TO FINANCIAL STATEMENTS*

**Year ended December 31, 2013**

## (1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the *"Company"*), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission *("SEC")*, the State Securities Commissions of Texas and the Financial Industry Regulatory Authority *("FINRA")*. The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., doing business as First Austin Investments, changed its name in January 2007.

### INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2010 – 2012) or expected to be taken on the Company's 2013 tax return.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

### FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

# EMPIRIC DISTRIBUTORS, INC.

*NOTES TO FINANCIAL STATEMENTS – (Continued)*

## Year ended December 31, 2013

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

| Assets | Level 1 |
|---|---|
| Mutual Fund | $173,726 |

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

## SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements.

## OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## (2) INVESTMENTS

At December 31, 2013 investments consisted of the following:

| | Cost | Fair Value |
|---|---|---|
| Mutual Fund | $95,883 | $173,726 |

# EMPIRIC DISTRIBUTORS, INC.

*NOTES TO FINANCIAL STATEMENTS – (Continued)*

**Year ended December 31, 2013**

**(3) REGULATORY REQUIREMENT**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(ii) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013, the Company had net capital of $123,918 which exceeded its net capital requirement of $5,000 by $118,918. The Company's ratio was .27 to 1 of aggregate indebtedness to net capital.

**(4) CONCENTRATION OF RISK**

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

**(5) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**(6) RELATED PARTIES**

One of the Company's directors served on the Board of Directors of Empiric Funds, Inc., from which the Company receives a majority of its revenue, through April 4, 2013 when it was converted to a series trust under Mutual Fund Series Trust.

**(7) COMMITMENTS**

The Company has obligations under an operating lease with initial noncancelable terms in excess of one year. Annual rentals for office space at December 31, 2013 are as follows:

| | |
|---|---|
| 2014 | 45,828 |
| 2015 | 45,828 |
| 2016 | 45,930 |
| 2017 | 46,230 |
| 2018 | 34,677 |
| Total | 218,493 |

Rent expense for 2013 was $47,585



TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

**To the Shareholders**
**Empiric Distributors, Inc.**
**Austin, Texas**

In planning and performing our audit of the financial statements of Empiric Distributors, Inc. (the "Company"), as of December 31, 2013 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**To the Shareholders**
**Empiric Distributors, Inc.**

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**TAIT, WELLER & BAKER LLP**

Philadelphia, Pennsylvania
February 28, 2014